================================================================================

      As filed with the Securities and Exchange Commission on July 27, 1999
                                                                File No. 0-26075


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A
                                Amendment No. 1

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                          OF SMALL BUSINESS ISSUERS

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                        AMERICAN KIOSK CORPORATION
                ----------------------------------------------
                (Name of Small Business Issuer in its charter)




           Delaware                                       59-3452641
-------------------------------             -----------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)



4400 PGA Boulevard, Suite 500 Palm Beach Gardens, FL             33410
----------------------------------------------------           ----------
    (Address of principal executive offices)                   (Zip Code)


Issuer's telephone number:  561/627-9002 (telecopier 561/627-0248)
                            --------------------------------------

Securities to be registered under Section 12(b) of the Act:        None
                                                           -------------------


Securities to be registered  under Section 12(g) of
 the Act:    Common Stock, $.0001 par value
          ---------------------------------------

                           AMERICAN KIOSK CORPORATION
                                   FORM 10-SB

                              TABLE OF CONTENTS

PART I.........................................................................1
ITEM 1 - DESCRIPTION OF BUSINESS...............................................1
  (a)    Business Development .................................................1
  (b)    Business of the Issuer................................................1
  (c)    Reports to Shareholders...............................................8
ITEM 2 - ISSUER'S PLAN OF OPERATION............................................8
ITEM 3 - DESCRIPTION OF PROPERTY...............................................9
ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT........9
ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL.................11
ITEM 6 - EXECUTIVE COMPENSATION...............................................12
  (a)    Summary Compensation Table...........................................12
  (b)    Options/SAR Grants...................................................13
  (c)    Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value.13
  (d)    Long-Term Incentive Plans............................................13
  (e)    Compensation of Directors............................................13
  (f)    Employment Contracts and Termination of Employment and
         Change in Control Arrangements.......................................14
  (g)    Report on Repricing of Options/SARS..................................15
ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................16
ITEM 8 - DESCRIPTION OF SECURITIES............................................17
PART II.......................................................................21
ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
OTHER SHAREHOLDER MATTERS.....................................................21
  (a)    Market Information...................................................21
  (b)    Holders..............................................................21
  (c)    Dividends............................................................21
ITEM 2 - LEGAL PROCEEDINGS....................................................21
ITEM 3 - CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS.........................21
ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES..............................22
ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS............................25
PART III......................................................................27
ITEM 1 - INDEX TO EXHIBITS....................................................27
FINANCIAL STATEMENTS.........................................................F-1

                                     PART I

ITEM 1 - DESCRIPTION OF BUSINESS

(a)  Business Development:

The Company was incorporated in Delaware in May 1997 to develop and implement a national brand franchise system of kiosk-style and stand alone, drive-thru retail outlets to deliver popular food products to consumers. The Company initially is focusing on brick oven pizza. The Company had revenues in 1998 from sales of products through means of distribution other than kiosk style and drive-thru outlets. The Company is no longer pursuing those lines of distribution. The Company's first drive-thru retail outlet opened in March, 1999 in Orlando, Florida. This unit is owned and operated by the Company.

(b) Business of the Issuer:

(b)(1) Principal products and services and their markets:

The Company is engaged in sale of fast food pizza products, and franchises to operate fast food pizza outlets from stand alone drive-thru retail units and kiosk style units. The Company's outlets sell a proprietary "brick oven pizza."

Fast-Food Pizza Industry and the Company's Concept.

Fast-food pizza is one of the nation's largest food segments. Management believes that brick oven pizzas represent one of the fastest growing segments in the industry. The fast-food industry accounted for over $100 billion in gross sales in 1996, with the fast-food pizza segment accounting for approximately 35% of the total(1). The fast-food pizza segment has grown at an aggregate 12% rate over the last 20 years. Over 92% of all Americans eat pizza and the annual consumption of pizza by each individual American exceeds 50 slices per year.

Over 28% of all national chain and independent pizzeria pizza sales are carry-out sales. Historically, lunchtime sales in national and independent pizzerias represent only 25-30% of total store sales. This reflects the consumer's inability to wait for a pizza requiring the traditional baking time of 10-15 minutes during the lunch hour. In response to these market dynamics, the Company is marketing franchises that will offer brick oven pizza that can be baked in less that 3 minutes in 14' x 40' drive-thru and/or mobile units. The units will be provided to franchisees as a turnkey operation complete with all the necessary equipment for storage, baking, and sales. The drive-thru units utilize minimum space and require minimal electrical construction, while conforming to all applicable regulations. The design is easily adaptable to kiosk locations other than drive-thru sites, including shopping malls and other similar high-volume sites.

---------
(1) Industry data has been obtained from trade and government sources which the Company believes reliable, but Management has not independently verified such information.

Franchise Program.

The Company began commercial offering of franchises in January 1998. The first franchise was sold in March 1999 to two shareholders of the Company. On May 3, 1999, the Company acquired the kiosk unit operated by that franchisee and the unit is now operated directly by the Company. The Company's franchises are marketed, and the units will be operated, under the name "Pizza Place." The Company has applied for federal trademark registration for the Pizza Place logo.

The Company's franchise package is based upon retail sales through drive-thru units. This requires simple and compact equipment. It also calls for minimal on-site storage and preparation space. The Company's drive-thru units are capable of volume operations in minimal space. Each turnkey operation will be housed in a 14' x 40' custom-design unit, featuring attractive styling and functionality. The initial unit was designed specifically for drive-thru operations. These drive-thru units will be custom manufactured by Company approved contractors and will be delivered directly to the franchisee's site. The basic design of the unit can be adapted to special site requirements. Kiosks configured for shopping malls will be made available in addition to a variety of specialized outlets for the leisure/special event industry (stadiums, arenas, airports, universities, hotels, and other venues).

The Company's franchisees will be permitted to sell only proprietary food products authorized by the Company. The primary product is brick oven pizza. Individual and family sized pizzas in a wide variety of toppings will provide the bulk of the sales. In addition, related high-quality food products such as pizza pockets, breakfast entrees, beverages and snacks will be offered for sale. The Company intends to develop corporate beverage contracts with major beverage marketers. The Company has an arrangement with a local Pepsi-Cola bottler under which the Pepsi Cola bottler has assisted the Company with advertising and promotions, in return for the Company's promise to use Pepsi products in its retail outlets. This arrangement is not yet contained in a written agreement. Philip Arvidson, a director of the Company, is an affiliate of the Pepsi-Cola bottler. The franchisees also will offer additional beverages such as juices, teas, milk and coffee.

All products will come to the franchisee completely prepared and individually packaged. This will enable the operator to produce finished products with exceptional speed and consistency, virtually no waste, and little labor.

The Company will provide franchisees easy to follow operational procedures, training both at the Company's headquarters and at individual sites, assistance in site selection, setup assistance and startup training.

The facility costs of the Company's turnkey franchises are expected to be low, relative to competing franchise opportunities. The turnkey cost for a typical franchisee (including initial franchise fee) is approximately $90,000, including site selection, consulting, complete finished drive-thru unit, equipment and menu boards.

Toppers Brick Oven Pizza.

All of the Company's units will use a patented brick pizza oven developed by Topper's Brick Oven Pizza, Incorporated ("Toppers"). All pizza products sold by the Company's units will be proprietary pizza products developed by Toppers. Pursuant to its license agreement with Toppers (the "Toppers Contract"), the Company has the exclusive right to market Toppers products through drive-thru units and kiosk-style retail outlets in the United States, and to use all trademarks associated with Toppers' equipment, food products and technologies in the drive-thru/kiosk-style retail market segments in the United States. The Toppers contract prohibits the Company from selling or promoting other pizza ovens or fast food pizza products. Toppers' products include its patented pizza brick oven and its fast-food pizza products.

The current term of the Toppers agreement is 25 years, ending in 2022. The Agreement requires the Company to pay aggregate annual licensing fees of $220,000 in 1999, $250,000 in 2000, $300,000 in 2001 through 2003 and $350,000 in 2004 and thereafter. Under the Toppers Contract, the Company will pay Toppers' cost plus 8% for the food products and the lesser of Toppers' cost plus 8% or $650 for ovens.

     Toppers' Brick Oven. Toppers' patented brick oven cooks a crispy, fully-baked pizza in just 2 1/2 minutes. The patented brick oven is a refractory brick oven which maintains an internal temperature of 550% Fahrenheit. The Company believes that the quality of the pizza prepared in Toppers' brick oven is comparable to full-size pizzeria, brick oven pizza, and exceeds that of the products currently offered at many national pizza chains. Toppers' brick oven is extremely compact, measuring only 23" x 9" x 17" and weighing less than 60 pounds. It uses a 110V outlet making it suitable for kiosk and drive-thru unit operations. Several ovens can fit into one drive-thru unit providing increased baking capacity during peak hours. The brick oven also is easy to use. The operator simply opens the door, slides the pizza onto the refractory brick, pushes the start button and waits 2 1/2 minutes until the timer sounds indicating that the pizza is ready to serve. The brick oven is included in the start-up cost of a franchise.

     Fast-Food Pizza Products. Toppers supplies products specially made for use with the Toppers brick oven. The primary product is a single-serve individual pizza 7" in diameter and is available in several popular varieties. All pizzas come individually wrapped and are fresh frozen. Frozen shelf life is 4 to 6 months. Pizzas are thawed the night before anticipated use and have a shelf life of 3 to 4 days after thawing. No preparation of pizzas by on-site staff is necessary.

Each pizza has a thick and crispy crust with a topping of fresh ingredients. California tomatoes, choice meats, 100% genuine cheeses and other fresh ingredients ensure premium quality. In 1997, the New York Restaurant and Food Service Show awarded the Toppers brick oven first place in the best overall new product category. Shortly thereafter, Toppers was selected as the official pizza supplier to the 1997 Indianapolis 500 and the 1997 Brickyard 400.

Brick oven pizza varieties include: cheese, pepperoni, supreme and tex-mex. The Company also intends to add several specialty pizzas and related food products such as: 8" x 14" family size pizza, breakfast sausage pizza (egg, cheese and sausage), breakfast bacon pizza (egg, cheese and bacon), dessert pizza (apples and cherries), gourmet style pizza (various) and hand-eat foods (pockets, breadsticks, stuffed focaccia, baked pretzels, etc.)

(b)(2) Distribution Methods:

Marketing Goals.

The Company's goal is to obtain revenues primarily from franchises. The current operating unit is owned by the Company and the Company may own and operate other units itself if it has sufficient financing. In the case of Company owned units, the Company's revenue will come from retail profits. The Company's goal is to sell 800 new franchise units over the next three years of operations. The Company does not expect that all units sold will immediately come on-line, because a substantial number of franchise sales are expected to involve multi-unit packages. For example, if a franchisee were to purchase a 5-unit package, 3 units might be opened in the first year with additional units opened in each of the next 2 years. The franchisee would pay for each of the operational units as they are activated. The future units would require only a non-refundable deposit to hold the rights to such units. The Company has sold only one franchise unit to date, to a company controlled by shareholders of the Company. In April, 1999, after that unit began operating, the Company assumed the ownership and operation of the unit.

In December, 1998, the Company entered into an Area Representative Agreement with DTS Marketing, Inc. of Atlanta, Georgia. Under the Area Representative Agreement, DTS will have the exclusive right to sell franchises in Georgia, North Carolina and South Carolina, and the right of first refusal to sell franchises upon availability in Texas. The agreement is for a ten-year term, but the Company has the ability to cancel the agreement if ten (10) units are not completed within the territory in any year. Under this agreement, DTS is required to purchase a completed franchise unit from the Company to operate and use as a demonstration unit. DTS paid the Company a deposit of $39,950 upon signing the agreement and is required to pay an additional $39,950 upon delivery of the completed unit. The Company expects the completed unit to be delivered by the end of July 1999.

In connection with signing this agreement, the Company granted DTS an option for 50,000 shares of common stock at $1.59 per share. The option vests as to 25,000 shares when DTS has paid the entire $79,900 for the demonstration unit and vests as to an additional 25,000 shares when the Company has received deposits for at least ten franchises in DTS area, The options expire December 31, 2002.

In November, 1998, the Company entered into an Area Representative Agreement with Michael M. Morgan, Sr. and Arthur G. Scott, two individuals who are shareholders of the Company. At the time, the Area Representative Agreement was signed Mr. Morgan was a director of the Company and its Franchise Sales Manager and Mr. Scott was the Director of Operations for the Company. Mr. Morgan and Mr. Scott subsequently assigned the agreement to USA Foods, Inc., a corporation controlled by them. Under the Agreement, USA Foods has the exclusive right to sell franchises in the State of Florida (except for Dade, Broward and Palm Beach counties), Alabama, Mississippi, Louisiana, Arkansas and Tennessee. The agreement is for a ten-year term, but the Company has the ability to cancel the agreement if a certain number of units are not sold in each year beginning with 1999. The number of units required to be sold in each year begins with fifteen units in 1999. The number of units required to be sold increases each year until 2004, in which USA Foods is required to sell fifty (50) units. The number of units required decreases in 2007 and 2008 to forty (40) units.

The agreement required USA Foods to purchase two (2) franchises at a price of $65,000 each. The Company delivered one (1) of these units in March, 1999. The $65,000 purchase price represented the Company's cost for the unit. The Company loaned Mr. Morgan and Mr. Scott the required funds. On May 3, 1999, the Company reacquired the unit and cancelled the franchise as well as the obligation to repay the amounts loaned by the Company for the purchase of the unit. The Company also loaned Mr. Morgan and Mr. Scott $50,000 for operating capital, which obligation is still outstanding. See "Certain Transactions". The Company does not anticipate delivering a second franchise unit under the USA Foods Area Representative Agreement, but USA Foods continues to seek independent franchises in its area.

Under the Area Representative Agreements, Area Representatives are required to assume certain of the Company's responsibility to franchisees in their area, such as support and assistance for franchisees.

Sales of future franchises might come with territorial commitments by the Company and the franchisee. Thus, the Company might agree not to sell new franchise units in a given area based upon a multi-unit package purchase. The deposit would cover the Company's opportunity cost for the area where the Company's expansion has been restricted.

Projected Revenue Streams.

The Company anticipates revenues primarily from franchise fees for new units, a 5% royalty fee on gross sales by franchisees, and commissary profits on food sales to franchisees. The Company's current initial turnkey franchise fee is approximately $90,000. This fee includes a complete kiosk, equipment and start-up supplies, and the Company retains approximately $18,000 after the cost of these items and before any sales commissions payable for the sale of the franchise.

For internal planning purposes, the Company has projected that each franchisee will produce $300,000 in gross sales with a food cost of $125,000. Franchisees will be required to purchase proprietary pizza and related food products from the Company's approved distributors in addition to other materials containing Toppers' and the Company's trademarks, such as pizza boxes, napkins, cups, etc. The value of all proprietary food and related products purchased by franchisees from the Company or its assigned distributors can be treated as essentially commissionable sales to the Company with commissions of approximately 10% of gross purchases. However, there can be no assurance that the franchisees will meet the foregoing projections or that the Company will be able to obtain that percentage of profits, and the Company's profits on franchisees therefore cannot be accurately predicted.

While the Company's franchise program begins operating, the Company expects that income from franchise fees will represent the greatest portion of operating revenues. Over time, royalty and commissary profits are expected to overtake franchise fees as the principal revenue producer.

Distribution.

The Company has a distribution arrangement with Cheney Brothers, Inc., a leading regional distributor of food products. Under this arrangement, Cheney will act as the Company's primary, but not exclusive, distributor of food service products.

Marketing Strategy.

The Company principally intends to use trade show participation, trade advertising, direct marketing and media advertising to produce franchise sales.

The Company intends to employ its own personnel as well as Franchise Area Representatives for franchise marketing. Company employed sales representatives and Franchise Area Representatives will be responsible for qualifying interested parties in a process that will include researching an applicant's individual and/or business capabilities, financial history, employment history and references.

(b)(3) New Products or Services:

The Company has not announced any new products or services.

(b)(4) Competition:

The market for fast-food franchises and the market for the products sold by the franchises, is intensely competitive. Many fast food restaurants with which the Company will be in direct competition have universal name recognition and significantly greater financial and marketing resources than the Company, e.g., Domino's Pizza, Pizza Hut, McDonald's, Burger King, Wendy's, Little Ceasar's, Taco Bell, etc. These companies compete both for retail sales and for franchisees.

While the Company believes that the low start-up costs and low labor and space requirements of its franchisees and the high quality of its products provide a competitive advantage to the Company, there can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially affect its business, operating results and financial condition.

(b)(5) Sources of Supply:

All of the pizza ovens and pizza products sold by the Company or supplied to its franchisees are obtained, and are required to be obtained, from Toppers or Toppers authorized manufacturers and distributors. Beverages may be obtained from several sources although the Company currently has an arrangement with a Florida-based Pepsi-Cola bottler which provides for all soft drinks to be delivered to operating units within the bottler's geographic area. Ancillary products such as boxes, napkins, etc. are obtained from Cheney Brothers and other independent distributors.

(b)(6) Major Customers:

Currently, the Company has only one operating unit which is Company-owned. In addition, under the Company's agreement with DTS, its Area Representative for Georgia, North Carolina and South Carolina, DTS is purchasing one unit. Therefore, the Company has no major customers at this time. It is anticipated that the Company may grant large area franchises to franchisees who would become significant customers of the Company.

(b)(7) Patents, Trademarks, Licenses, etc.

The Company has applied for federal trademark registration of the "Pizza Place" logo. It also has the exclusive right to use Toppers' trademarks (including "Toppers Brick Oven Pizza,(TM)" "Toppers Express" and "Toppers Kitchen") in connection with unit operations in the United States. The Company is also the exclusive licensee of the Toppers' patented brick ovens for use in drive-thru units and kiosks.

(b)(8) and (9) Governmental Approvals and Regulations:

The Company and its franchisees are required to comply with federal, state and local government regulations applicable to consumer food service businesses generally, as well as zoning and construction regulations relating to the construction of the drive-thru units and kiosks.

The Company's franchising operations are subject to regulation by the Federal Trade Commission in compliance with the FTC's rule entitled "Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures." The FTC rules require, among other things, that the Company prepare and update periodically the comprehensive disclosure document known as the Uniform Franchise Offering Circular, for delivery to prospective franchisees. In addition, some states require a franchisor to register its franchise with the state before it may offer the franchise. The Company is currently registered to sell its franchises in 35 states.

In addition, the Company is also subject to a number of state laws that regulate substantive aspects of a franchise or franchisee relationship. These laws generally govern the termination and/or non-renewal of the franchise agreement, and by and large require the franchisor to have good cause, reasonable cause or just cause in order to terminate the franchise agreement or not renew the franchise agreement, regardless of the terms of the agreement. In addition, some of these laws may provide a franchisee longer periods to cure a default than are provided for in the Company's franchise agreement.

Violation by the Company of franchising laws and/or state laws and regulations regulating substantive aspects of doing business in a particular state could require the Company to offer rescission to franchisees, and subject the Company to monetary damages and penalties. However, the Company believes that the state laws and regulations concerning termination and non-renewal of franchises will not have a material impact on the Company's operations.

(b)(10) Research and Development:

The Company has spent approximately $113,000 in research and development since its inception, primarily in developing the drive-thru and kiosk concept and designing and building prototypes of free standing, pre-manufactured units to be used for retail sales by the Company and franchisees.

(b)(11) Environmental Compliance:

The Company does not anticipate any significant costs to comply with environmental laws and requirements.

(b)(12) Employees: As of April 1, 1999, the Company had 14 employees of which 9 are full-time employees. Of these 6 employees are employed in the corporate offices, and 8 are employed in the Company's operating unit.

(c) Reports to Shareholders:

At the time of filing of this Registration Statement, the Company is not subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this Registration Statement, the Company will be subject to Exchange Act reporting requirements and, in accordance therewith, will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission by the Company may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information may also be obtained from the web site that the Commission maintains at http://www.sec.gov. Copies of these materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal offices in Washington, D.C., as set forth above.

ITEM 2 - ISSUER'S PLAN OF OPERATION

The Company did not have revenues from operations in 1997. A majority of its revenues from operations in 1998 were derived from a means of distribution other than kiosk and drive-thru units, which the Company has subsequently discontinued. The Company did receive one $25,000 deposit from a Texas franchisee in 1998. The franchisee subsequently defaulted on the agreement and the Company retained the deposit. The retained deposit is categorized as a franchise fee on the Company's Statement of Operations for 1998. Therefore, the Company was still in the development stage at the end of 1998. Management believes that the Company's cash on hand at April 1, 1999 is sufficient to sustain continued development of the Company's business through January, 2000. To satisfy its cash requirements for the 6 months following February 1, 2000, the Company will have to raise additional financing unless the Company is able to obtain sufficient cash from operations. The Company does not anticipate generating sufficient cash from operations to fund its ongoing business before April 1, 2000. There is no assurance that the Company will be able to obtain the additional financing it requires. .

The Company's primary activities and cash requirements for the next twelve months will be in marketing franchises. The Company believes it will spend approximately $100,000 in sales and marketing expenses in the twelve months ending April 1, 2000. The Company's other principal cash requirements will include:


         Fees Due Under Toppers Contract approximately $320,000 General and Administrative Expenses approximately $400,000 Purchase of Equipment and Property approximately $100,000


The Company does not anticipate any significant research and development expenditures during the next twelve months. The number of employees will only be increased as justified by an increase in the Company's operations.

ITEM 3 - DESCRIPTION OF PROPERTY

The Company's executive and administrative offices occupy approximately 2,547 square feet of office space at 4400 PGA Boulevard, Palm Beach Gardens, Florida. The Company leases this space from an unaffiliated party at an annual cost of approximately $55,000 plus common area maintenance charges under a lease which expires on November 30, 2002.

The Company rents 1,280 sq. feet of warehouse space in West Palm Beach under a three year lease terminating October 31, 2001 at a base rent of $6,684 per annum.

In March 1999, the Company entered into a lease for the land on which it has built its first free-standing drive through unit. The lease requires minimum monthly payments of $2,083 plus common area maintenance. The lease expires on January 31, 2004.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
         OWNERS AND MANAGEMENT

The following table sets forth information as of April 1, 1999, with respect to the beneficial ownership of the Company's securities by officers and directors, individually and as a group. To the Company's knowledge on April 1, 1999, there were no holders of more than 5% of the Company's Common Stock other than Mr. Michael and Mr. Hightower. Unless otherwise indicated, all shares are beneficially owned and sole investment and voting power is held by the beneficial owners indicated. On April 1, 1999, there were 4,202,300 shares of Common Stock outstanding, and no shares of any other class of capital stock were outstanding.

      ---------------------------------------------------------------------
                                                           Percentage of
                                     Number of Shares of    Outstanding
                                        Common Stock        Common Stock
         Names and Addresses            Beneficially       Beneficially
         of Beneficial Owner               Owned(1)           Owned
      ---------------------------------------------------------------------
      Richard J. Michael(2)(3)            1,200,000            27.26%
      ---------------------------------------------------------------------
      James Hightower                     1,000,000            23.80%
      602 N.W. Avens Street
      Port S. Lucie, FL 34983
      ---------------------------------------------------------------------
      Larry E. Graybill(2)(4)               157,750             3.64%
      ---------------------------------------------------------------------
      Randall S. Appel(5)                    84,300             1.98%
      445 Broad Hollow Road
      Suite 425
      Melville, NY 11747
      ---------------------------------------------------------------------
      Ronald L. McDonald(6)                 150,000             3.49%
      4302 Middle Lake
      Tampa, FL 33624
      ---------------------------------------------------------------------
      Philip L. Arvidson(7)                  68,000             1.60%
      4 Tarrington Cr.
      Palm Beach Gardens, FL 33418
      ---------------------------------------------------------------------
      All Officers and  Directors as a    1,660,050            35.12%
      Group (5 persons)
      ---------------------------------------------------------------------

------------
(1) As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934 as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting and investment rights.
(2) The address of these stockholders is 4400 PGA Boulevard, Suite 500, Palm Beach Gardens, FL 33410.
(3) Includes options to purchase 150,000 shares at $1.10 and 50,000 shares at $1.17.
(4) Includes options to purchase 75,000 shares of common stock at $1.00 per share and 50,000 shares at $1.06 per share.
(5) Includes 34,300 shares of common stock and an option to purchase 50,000 shares of common stock at $1.06 per share, all held by Marand Holding, LLC, a company wholly-owned by Mr. Appel.
(6) Includes 50,000 shares of common stock issued pursuant to Mr. McDonald's employment with the Company and a 3-year option to purchase 100,000 shares of common stock at $1.50 per share.
(7) Includes an option to purchase 50,000 shares of common stock at $1.06 per share.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL

The Company's executive officers and directors are as follows:

Name                   Age   Position
                       ---   --------

Richard J. Michael      62    President, Chief Executive Officer
                              and Director

Larry E. Graybill       56    Vice President, CFO, Treasurer, Secretary
                              and Director

Randall S. Appel        53    Director

Philip L. Arvidson      61    Director

Ronald L. McDonald      52    Vice President of Business and
                              Product Development and Director


The principal occupation, title and business experience of the Company's executive officers and directors during the last five years including the names and locations of employers is indicated below:

Richard J. Michael, President and a Director of the Company, has served as President of the Company since its formation. From December 1995 to May 1997, he was Director of Distributor Operations for Toppers Brick Oven Pizza, Inc. in Willow Grove, Pennsylvania. From May 1994 to May 1995, Mr. Michael was an Account Representative for Corporate Relations Group, a registered securities broker-dealer, in Orlando, Florida. From January 1992 to April 1994, Mr. Michael was Director of Marketing for Adelaide Holdings, Inc. of Miami, Florida, a manufacturer and distributor of food vending products.

Larry E. Graybill has served as Vice President and Chief Financial Officer, Treasurer and Secretary of the Company since June 1998 and a director of the Company since November 1998. From July 1990 until June 1998, Mr. Graybill served as Chief Financial Officer of Austin's International, Inc., a public company engaged in the restaurant business whose operating subsidiary filed for bankruptcy protection under Chapter 11 in July 1997. Mr. Graybill received his diploma from The Southwestern Graduate School of Banking at Southern Methodist University in 1974.

Randall S. Appel has served as a director of the Company since November 1998. Mr. Appel has over 14 years of financial planning and broker-dealer experience. Since March 1987, Mr. Appel has been the President of Appel Financial Planning, Ltd., an investment services firm. Since August 1994, he has also been the sole officer, director, shareholder, and compliance officer of Strategic Assets Inc., a NASD registered broker-dealer which has served as the placement agent in the Company's offering of Convertible Notes. From July 1990 to May 1995, Mr. Appel was a principal and registered representative of Ameriprop, Inc., a NASD registered broker-dealer firm.

Philip L. Arvidson was appointed to the Board of Directors or December 30, 1998. Mr. Arvidson has served in various positions with the Pepsi-Cola Bottling Company since January 1981 including serving as its President since 1995 until his retirement in June 1998. Mr. Arvidson will continue to serve as President Emeritus to gain and promote Pepsi business. Prior to joining Pepsi-Cola Mr. Arvidson was with the General Cinema Corporation.

Ronald L. McDonald has been Vice President of Business and Product Development of the Company since October, 1998. He was appointed to the Board of Directors on December 30, 1998. Mr. McDonald has owned and operated a number of restaurant operations and chains over the past 30 years and since January, 1984 has been serving as a consultant to the food industry. He is the author of a number of food industry materials, including The Complete Hamburger, the Ronald McDonald McBarbecue Book and Ronald McDonald's Franchise Buyer and Supply Guide. Since 1987 he has also been a real estate broker, mortgage broker and a certified general contractor through wholly-owned companies.

There can be no assurance that these persons will remain affiliated with the Company indefinitely or for any time, or that the scope of their involvement will not change.

Directors are elected for a period of one year and thereafter serve until the next annual meeting at which their successors are duly elected by the stockholders. Officers and other employees serve at the will of the Board of Directors.



ITEM 6 - EXECUTIVE COMPENSATION

(a) Summary Compensation Table:

The following table sets forth information concerning compensation for services rendered in all capacities awarded to, earned by or paid to Richard J. Michael, the Company's President and Chief Executive Officer, in the years ended December 31, 1997 and 1998. No executive officer of the Company received compensation of $100,000 or more in 1997 or 1998.

--------------------------------------------------------------------------------
         Summary Compensation Table
--------------------------------------------------------------------------------
           Annual Compensation                   Long Term Compensation
--------------------------------------------------------------------------------
                                                Awards            Payouts
--------------------------------------------------------------------------------
                                                                           All
                              Other     Restricted   Securities           Other
Name and                      Annual       Stock     Underlying   LTIP   Compen-
Principal      Salary Bonus Compensation  Award(s)    Options/   Payouts  sation
Position   Year  ($)    ($)     ($)         ($)       SARS(#)      ($)      ($)
--------------------------------------------------------------------------------
Richard J.  1997 41,667       10,000
  Michael
President
  and CEO
--------------------------------------------------------------------------------
            1998 60,000       10,000                   150,000
--------------------------------------------------------------------------------

The $10,000 "Other Annual Compensation" represents the approximate amount of lease payments paid by the Company for a vehicle provided to Mr. Michael.

(b)   Options/SAR Grants:

--------------------------------------------------------------------------------
Option/SAR Grants in Last Fiscal Year
--------------------------------------------------------------------------------
                                   Percent of
                    Number of         Total
                   Securities     Options/SARs
                   Underlying      Granted to    Exercise of
                  Options/SARs    Employees in   Base Price     Expiration
Name              Granted (#)      Fiscal Year     ($/Sh)          Date
--------------------------------------------------------------------------------
Richard J.
Michael,            150,000           26.55%       $1.10    September 15, 2001
  President & CEO
--------------------------------------------------------------------------------

(c) Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value:

     No options were exercised in 1998. The Company has never issued an SAR.

------------------------------------------------------------------------------------------
Aggregated Option/SAR Exercises in 1998 Last Fiscal Year and
Option/SAR Values at 12/31/98
------------------------------------------------------------------------------------------

            Shares
           Acquired            Number of Securities Underlying     Value of Unexercised
              on     Value     Unexercised Options/SARs at         In-The-Money Options/SARs
           Exercise  Realized  Fiscal Year-End (#)(1)              at December 31, 1998 ($)
Name          (#)       ($)    Exercisable Unexercisable           Exercisable Unexercisable
------------------------------------------------------------------------------------------
Richard        0         0      150,000        0                   13,125          0
  J. Michael
------------------------------------------------------------------------------------------

(d) Long-Term Incentive Plans: None.

(e) Compensation of Directors:

During the fiscal years ended December 31, 1997 and 1998, no director of the Company received any compensation for any services provided in such capacity. Directors of the Company are reimbursed for expenses incurred by them in connection with their activities on behalf of the Company.

(f) Employment Contracts and Termination of Employment, and Change in Control Arrangements:

On October 1, 1998, the Company entered into an employment agreement with Richard Michael, to be effective as of July 1, 1998 and expiring on June 30, 1999. Under such agreement, Richard Michael serves as President and Chief Executive Officer of the Company and provides the Company with all of his business and professional services. Under the agreement, the Company pays Mr. Michael a base salary of $120,000 per annum. Mr. Michael is eligible to receive an incentive bonus based upon the profitability of the Company, as determined by the Board of Directors. Mr. Michael was also granted options for 150,000 shares of the Company's common stock under his employment agreement. See "Supplementary Information on Stock Options" below.

On October 1, 1998, the Company entered into an employment agreement with Larry
E. Graybill, to be effective as of June 21, 1998 and expiring on June 30, 1999. Under such agreement, Mr. Graybill serves as Vice President and Chief Financial Officer of the Company and will provide the Company with all of his business and professional services. Under the agreement, the Company pays Mr. Graybill a base salary of $75,000 per annum. Mr. Graybill is eligible to receive an incentive bonus based upon the profitability of the Company, as determined by the Board of Directors. Mr. Graybill was also granted options for 75,000 shares under his employment agreement. See "Supplementary Information on Stock Options" below. Mr. Graybill received 32,750 shares of the Company's Common Stock in lieu of cash compensation for his services from June 21, 1998 through September 21, 1998.

On October 1, 1998, the Company entered into an agreement with Ronald McDonald. This agreement expires September 30, 1999. Under this agreement, Mr. McDonald serves as the Company's Vice President of Business and Product Development. Mr. McDonald receives a base monthly fee of $4,000. In addition, Mr. McDonald received 50,000 shares of the Company restricted common stock as of October 1, 1998, pursuant to the Employment Agreement. Mr. McDonald also received options to purchase 100,000 shares of the Company's common stock at $1.50 per share. See "Supplementary Information on Stock Options" below.

The Company entered into an Employment Agreement with Herbert Michael, the brother of Richard Michael, on October 1, 1998. The term of the agreement expires on September 30, 1999. Under the agreement, Mr. Michael is paid a base salary of $27,500 per year and received a one-time grant of 10,000 shares of the Company's restricted common stock as of October 1, 1998. Mr. Michael also received options to purchase 10,000 shares at $1.00 per share in connection with the Employment Agreement.

All of the above-referenced Employment Agreements provide that the employee will receive a cash payment equal to the aggregate amount of compensation remaining to be paid under the agreement if the Company terminates the contract in a way that constitutes a breach of the agreement or if the employee terminates the agreement because his duties or responsibilities have been materially reduced.

With respect to Richard Michael and Mr. Graybill, the agreements provide that their duties and responsibilities will not be deemed to be materially reduced by virtue of the fact that the Company is sold or combines with another entity provided that the individual continues to report directly to the Board of Directors of the surviving entity. Therefore, a change in control of the Company through a merger could result in Mr. Graybill or Richard Michael receiving accelerated payments under their Employment Agreements if the new Board of Directors does not maintain their current reporting status. In addition, each of these Employment Agreements provides that if any of the cash payments paid upon breach by the Company, or termination due to reduction in duties or responsibilities is deemed an "Excess Parachute Payment" under the Internal Revenue Code, the employee will be entitled to certain additional payments.

Each of these Employment Agreements provides that upon the employee's death or disability, the employee or his estate will be entitled to receive a cash payment equal to his base salary for the remaining term of the agreement and all incentive bonuses which have been granted before his death or disability.

Each Employment Agreement contains an agreement of the employee not to directly start up or own any entity engaged in a business substantially similar to that of the Company or in direct competition with the Company for two years after termination of his employment with the Company. The Employment Agreements, however, do not prevent the employees from becoming employed by another company already in business.

Under the option for 75,000 shares outstanding to Mr. Graybill, one-half the shares vest on September 15, 1999. However, the option becomes immediately exercisable in full upon any merger or consolidation of the Company, the acquisition of a majority of the Company's outstanding common stock by a shareholder or group who did not previously own twenty (20%) percent or more of the common stock, or the transfer of all or substantially all of the assets of the Company.

(g) Report on Repricing of Options/SARS: Not Applicable.

(h) Supplementary Information on Stock Options.

The Company issued the following stock options to management and key personnel. Such issuances were not subject to any written plan.

On September 15, 1998, Mr. Richard Michael, was issued a 3-year option to purchase 150,000 shares of common stock at $1.10 per share. On February 24, 1999, Mr. Michael was issued a 3-year option to purchase 50,000 shares at $1.17 per share. All of these options have vested.

Mr. Graybill was issued a 3-year option to purchase 75,000 shares of common stock at $1.00 per share on September 15, 1998. Options to purchase 37,500 shares have vested with the remaining shares vesting on September 15, 1999. Mr. Graybill was issued a 3-year option to purchase 50,000 shares at $1.06 per share on February 24, 1999. These options are vested.

During 1998, Arthur Scott and Michael Morgan were each issued a 3-year option to purchase 100,000 shares of common stock at $1.00 per share. Each option vests as to the first 50,000 shares when one drive-thru unit has been sold by USA Foods, Inc., an Area Representative of the Company owned by Mr. Morgan and Mr. Scott. The options vest as to the remaining shares when five drive-thru units have been sold by USA Foods. At the time of issuance of these options, Mr. Scott was the Company's Director of Operations and Mr. Morgan was a Director of the Company and its Franchise Sales Manager. Mr. Scott and Mr. Morgan are no longer employed with the Company. As of the date hereof, no drive-thru units have been sold.

Mr. McDonald was issued a 3-year option to purchase 100,000 shares of common stock at $1.50 per share, all of which options are fully vested.

On September 15, 1998, the Company issued to Herbert Michael a 3-year option to purchase 10,000 shares of Common Stock at $1.00 per share. This option is fully vested. Herbert Michael is an employee of the Company and the brother of Richard Michael.

On February 24, 1999, the Company issued each of Mr. Arvidson and Mr. Appel a 3-year option to purchase 50,000 shares at $1.06 per share. These options are fully vested.


ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has licensed the right to use and market a proprietary brick oven pizza from Toppers Brick Oven Pizza, Inc. See Item 1. Victor G. Boddy, a principal shareholder of Toppers, is also a shareholder of the company. Mr. Boddy acquired 175,000 shares of the Company's Common Stock in October, 1997, for $.05 per share.

The Company believes that the terms of the transaction with Toppers were as favorable to the Company as would have been obtained by the Company through arms-length negotiation with non-affiliated entities.

In March, 1999, the Company sold a franchise to USA Foods, Inc., a corporation owned by Michael Morgan and Arthur Scott. At the time of the sale, Michael Morgan was the Company's Franchise Sales Manager and a Director of the Company. Also, at that time, Mr. Scott was the Company's Director of Operations. USA Foods began operating the unit in March, 1999. In November, 1998 USA Foods entered into an Area Representative Agreement with the Company giving USA Foods exclusive rights to sell franchises in Alabama, Mississippi, Louisiana, Arkansas, Tennessee, and portions of Florida. The terms of the Area Representative Agreement required USA Foods to pay $65,000 for the initial franchise unit. The Company loaned USA Foods the $65,000. On May 3, 1999, the Company acquired the unit from USA Foods for $18,677 in cash and the assumption of approximately $14,000 of liabilities. In addition, the Company forgave all other amounts owed by USA Foods for the purchase price of the initial unit, and cancelled the franchise for that unit. Under the Area Representative Agreement, USA Foods was to have purchased a second franchise unit. The Company and USA Foods do not intend to consummate this purchase. The Company has not cancelled the Area Representative Agreement, however, and USA Foods continues to market franchises to prospective franchisees in their geographic area.

In addition to the loan of funds for the acquisition of the unit, the Company loaned Mr. Morgan and Mr. Scott an aggregate of $50,000 for start up operating costs. The obligation to repay this loan is evidenced by Secured Promissory Notes dated January 21, 1999 and March 24, 1999, each in the principal sum of $25,000. The Notes bear interest at eight percent (8%) per annum, with the principal and accrued but unpaid interest due and payable on July 21, 2000. Following the sale of three of the Company's franchises by USA Foods, Inc., Mr. Scott and Mr. Morgan are required to make prepayments on the Notes in the amount of twenty percent (20%) of all commissions earned by USA Foods, Inc. The Company may withhold such prepayment amounts from the commissions payable to USA Foods, Inc. Mr. Scott and Mr. Morgan have no obligation to make a prepayment on the Promissory Note dated March 24, 1999 until they have paid in full the amount due under the Promissory Note dated January 21, 1999. Pursuant to a Stock Pledge Agreement, Mr. Scott and Mr. Morgan pledged 100,000 shares of the Company's common stock as security for payment of the Notes.

The Company has an arrangement with a Florida based Pepsi Cola bottler under which the Pepsi Cola bottler will provide advertising and promotional assistance in return for the Company's agreement to use Pepsi Cola products in its operating units. This agreement has not been reduced to writing. Philip Arvidson, an officer and shareholder of the Pepsi Cola bottler is a director of the Company. To date, the Company has received advertising and promotional support from this organization, but, as the Company has no operating units in that organization's geographic area, the Company and the Company's franchisees have not provided any revenue to the Pepsi Cola bottler.

ITEM 8 - DESCRIPTION OF SECURITIES

The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, $.0001 par value per share, of which 4,202,300 shares are outstanding as of April 1, 1999, and 10,000,000 shares of Preferred Stock as to which the Board has the power to designate the rights, terms, preferences, etc. As of April 1, 1999 the Board had not designated or issued any Preferred Stock.

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock. As of April 1, 1999, 4,202,300 shares were issued and outstanding. Holders of Common Stock are entitled to one vote for each share of Common Stock owned of record on all matters to be voted on by stockholders, including the election of directors. The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available therefor.

The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption provisions. All outstanding shares of Common Stock are validly issued, fully paid, and nonassessable.

Undesignated Preferred Stock

The Company's Board of Directors presently has the authority by resolution to issue up to 10,000,000 shares of preferred stock in one or more series and fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations, or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. For example, the Board of Directors is authorized to issue a series of preferred stock that would have the right to vote, separately or with any other series of preferred stock, on any proposed amendment to the Company's Certificate of Incorporation or any other proposed corporate action, including business combinations and other transactions.

Outstanding Options

On April 1, 1999, the Company had outstanding options exercisable for 1,045,000 shares of the Company's common stock, at exercise prices per share ranging from $1.00 to $4.00. For information regarding options as of December 31, 1998, see
Note 12 to the Company's financial statements appearing in this Registration Statement. In addition to the options described above in Item 6(h), the Company has issued the following options:


Convertible Notes

In September and November, 1998, the Company issued twelve units of 12% Convertible Notes and shares of Common Stock. Each unit contained a $25,000 face value Convertible Note and 1,500 shares of common stock, for an aggregate $300,000 in Convertible Notes and 18,000 shares. These convertible notes are collateralized by the equipment and accounts receivable of the Company, and bear interest at 12% per annum. Each Convertible Note may be converted at any time into shares of the Company's common stock at a per share conversion price equal to 115% of the closing bid price of the Company's common stock on the date of conversion. These Convertible Notes mature in September and November, 1999. The shares of common stock issued in the units and which may be issued upon conversion of the Convertible Notes have "piggy back" registration rights with respect to any public offering of the Company's common stock.

11% Secured Notes

On November 17, 1998, the Company began offering its 11% Secured Notes in units of $50,000 face amount of Promissory Notes and 2,000 shares of common stock. These Notes are secured by all of the assets of the Company. The shares issued in the units have piggy-back registration rights. As of May 3, 1999, the Company had issued units containing a face amount of $1,429,500 of these notes and 59,700 shares of common stock.

Transfer Agent

The Company's transfer agent is Stock Trans, Inc., 7 East Lancaster Avenue, Ardmore, PA 19003 (telephone 610/649-7300; telecopier 610/649-7302).

Anti-Takeover Provisions

Although the Board of Directors is not presently aware of any takeover attempts, the Certificate of Incorporation and Bylaws of the Company and the Delaware General Corporation law contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions.

Section 203 of the Delaware General Corporation Law: Following this offering, the Company will be subject to Section 203 of the Delaware General Corporation Law ("DGCL") which, in general, prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date for the transaction in which the person became an "interested stockholder", unless (i) the transaction is approved by the Board of Directors of the corporation prior to the date the interested stockholder obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting sock of the corporation outstanding at the time the transaction commenced, excluding for the purposes of determining the number of shares outstanding, those shares owned , by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 22-2/3 of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An "interested stockholder' is a person who, together with affiliates and associates, owns (or, within three years, did own) 15% or more of the corporation's voting stock. The statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

Authorized but Unissued Shares: The authorized capital stock of the Company includes 50,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. These shares of capital stock were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes, including equity financing, acquisitions, stock dividends, stock splits, employee stock option plans, and other similar purposes which could include public offerings or private placements. Shares of Preferred Stock could be issued quickly with terms calculated to delay or prevent a change in control of the Company without any further action by the stockholders.

No Cumulative Voting: Neither the Company's Certificate of Incorporation nor its Bylaws contain provisions for cumulative voting. Cumulative voting entitles each stockholder to as many votes as equal the number of shares owned by him multiplied by the number of directors to be elected. With cumulative voting, a stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than 50% of the outstanding shares voting to elect one or more members of a board of directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a board of directors and would be sufficient to elect all the members of the board being elected.

                                   PART II


ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

(a)   Market Information

The Company's Common Stock is traded over-the-counter on the electronic bulletin board operated by the National Association of Securities Dealers under the symbol "AKIS". The following table sets forth the high and low bid prices quoted for the Company's Common Stock since July, 1998, when trading commenced:

                1998                       High         Low
                ----                       ----         ---

         Third Quarter (beginning 7/31/98  $2.0625      $.875
         Fourth Quarter                    $2.125       $.875

                1999
                ----
         First Quarter                     $1.625       $.875

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

(b) Holders

As of April 1, 1998, there were approximately 150 record holders of the Company's Common Stock and, based upon information supplied by brokerage firms, banks and other holders of record, the number of beneficial owners of Common Stock exceeded 300 holders.

(c) Dividends

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently anticipates that all future earnings will be retained by the Company to support its growth strategy. Accordingly, the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future.

ITEM 2 - LEGAL PROCEEDINGS

There are no material legal proceedings pending or, to its knowledge, threatened against the Company

ITEM 3 - CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

The Company has issued the following securities in transactions not registered under the Securities Act of 1933:

      (a) Upon its organization, the Company issued 4,100,000 share of Common Stock to its founders, for nominal consideration, as follows:

---------------------------------------------------------------------
Name                         No. Shares                Price
---------------------------------------------------------------------
Richard Michael              2,000,000                 $200
---------------------------------------------------------------------
James Hightower              2,000,000                 $200
---------------------------------------------------------------------
Elisia Filancia                100,000                 $10
---------------------------------------------------------------------

Mr. Michael and Mr. Hightower subsequently each contributed 1,000,000 shares back to the Company for no consideration. These shares were issued in reliance upon Section 4(2) of the Securities Act of 1933. These shares are restricted securities as that term is defined in Rule 144 promulgated under the Securities Act of 1933. The Company relied upon Section 4(2) as the individuals receiving the shares were involved in the organization of the Company and acquired the shares with investment intent, and no public solicitation was employed.

     (b) In October 1997 the Company sold 800,000 shares of Common Stock to a total of six investors at a price of $.05 per share, as follows:

                ---------------------------------------
                Name                    No. Shares
                ---------------------------------------
                Len Aronoff             150,000
                ---------------------------------------
                Marcia Martin           150,000
                ---------------------------------------
                Richard Cona             50,000
                ---------------------------------------
                Victor Boddy            175,000
                ---------------------------------------
                Gail DeBernardo         175,000
                ---------------------------------------
                Elisa Filancia          100,000
                ---------------------------------------

These shares were issued in reliance upon Rule 504, Regulation D. Under Rule 504 in effect on the date of these issuances, these shares are not restricted securities, as that term is defined in Rule 144. The Company did not impose any restrictions upon the resale of those shares by any stockholder who was not an affiliate of the Company.

     (c) Between October 1997, and December, 1998, the Company issued a total of 983,250 shares of Common Stock pursuant to Rule 504. 743,650 shares were sold to 76 cash purchasers, at $1.00 per share, raising a total of $743,650 in cash. 239,600 shares were issued to an aggregate of eleven individuals and one corporation for services. The Company valued the shares issued for services at $.50 per share. These shares were issued in reliance upon Rule 504, Regulation
D. The following persons/entitles received shares for services:

                ---------------------------------------
                Name                      No. Shares
                ---------------------------------------
                Alan R. Knopf               10,800
                ---------------------------------------
                Richard T. Salter           10,800
                ---------------------------------------
                Mark S. Fisch               33,000
                ---------------------------------------
                Michael M. Morgan, Sr.      15,000
                ---------------------------------------
                Arthur G. Scott             15,000
                ---------------------------------------
                Larry E. Graybill           10,000
                ---------------------------------------
                Steven Molinari             42,000
                ---------------------------------------
                Rachelle Glass                 500
                ---------------------------------------
                Garth Zaffino                2,500
                ---------------------------------------
                GFC Communications          50,000
                Corp.
                ---------------------------------------
                Ronald L. McDonald          50,000
                ---------------------------------------


The Company relied on Rule 504 as, at the time of each sale or issuance, the Company had not issued shares with an aggregate offering price of more than $1,000,000 in the preceding twelve (12) months. Pursuant to Rule 504 as in effect at the time of the issuance of the securities, these shares were not restricted securities, as that term is defined in Rule 144. The Company did not impose any restrictions upon the resale of those securities by any stock holder who is not an affiliate of the Company.

     (d) In September through December of 1998, the Company issued units of Convertible Notes and shares of common stock, aggregating a face amount of $300,000 of notes and 18,000 shares of common stock for the aggregate purchase price of $300,000. The notes are convertible into shares of the Company's common stock at a conversion price equal to 115% of the closing bid price of the Company's common stock on the date of conversion. Strategic Assets Inc. acted as Placement Agent for the Company in these transactions. The following persons/entities were purchasers of these units.

                -----------------------------------------------------------
                Name                       Note Amount       No. Shares
                -----------------------------------------------------------
                Frederick J. Brizek          $25,000           1,500
                Testamentary Trust
                -----------------------------------------------------------
                David P. and Mary E.         $25,000           1,500
                Maier
                -----------------------------------------------------------
                Robert J. Blackwell          $25,000           1,500
                -----------------------------------------------------------
                Arthur Gottesman, DDS,       $25,000           1,500
                PC Money Purchase
                Target Benefit Plan
                -----------------------------------------------------------
                Paul Eisen                   $25,000           1,500
                -----------------------------------------------------------
                Susan Weiner                 $25,000           1,500
                -----------------------------------------------------------
                Community National           $25,000           1,500
                Bank Cust. FBO Sandra
                M. Misjak, IRA #866032
                -----------------------------------------------------------
                Kenneth Weiss                $25,000           1,500
                -----------------------------------------------------------
                Independent Trust Corp.      $25,000           1,500
                Cust FBO David Scharf
                PSP #1205682
                -----------------------------------------------------------
                Thomas E. Shown              $25,000           1,500
                -----------------------------------------------------------
                Daniel L. Kramer             $25,000           1,500
                -----------------------------------------------------------
                Independent Trust Corp.      $25,000           1,500
                TTEE FBO Alexander C.
                Politis Tr #1405370
                -----------------------------------------------------------

         The Notes and the shares were issued on the reliance on the exemption provided by Rule 506 of Regulation D. The Company relied on 506 as the investors were all "accredited investors" as defined in Regulation D, no public solicitation was employed, the purchasers bought the securities with investment intent and the shares are restricted securities as that term is defined in Rule
144. For these reasons, the shares to be issued upon conversion of the Notes will also be issued pursuant to Rule 506.

     (e) From November 1998 through May 3, 1999, the Company issued units of Secured Notes and shares of common stock aggregating the face value of $1,492,500 of Notes and 59,700 shares of common stock, for the aggregate purchase price of $1,492,500 to 52 "accredited" investors. Strategic Assets Inc. acted as Placement Agent for the Company.

         The Company issued these Notes and shares in reliance upon the exemption provided by Rule 506 of Regulation D. The Company relied on Rule 506 as the investors were all "accredited investors" as defined in Regulation D, no public solicitation was employed, the purchasers bought the securities with investment intent and the securities were restricted securities as that term is defined in Rule 144.

     (f) During the year ended December 31, 1998, the Company issued options exercisable for 845,000 shares of its common stock. These options were issued without cash consideration. Of these, options for 565,000 shares were issued to key management personnel, options for 230,000 shares were issued to consultants, and options for 50,000 shares were issued to franchisees. In February, 1999, the Company issued options for 200,000 shares to four of its directors. Options for 150,00 of these shares are exercisable at $1.06 per share, and the remainder are exercisable at $1.17 per share.

The issuance of these options to management personnel and directors was made in reliance upon the exemptions provided by Rule 701 under the Securities Act of 1933 and Section 4(2) of the Securities Act of 1933. The issuance of the options to consultants was exempt from registration pursuant to Rule 701 under the Securities Act of 1933 and the issuance to franchisees was exempt pursuant to
Section 4(2) of the Securities Act of 1933.

     (g) On July 7, 1998, the Company issued 50,000 shares of Common Stock to GFC Communications Corp., a consultant which at that time provided shareholder and financial communications services to the Company. These shares were issued as partial consideration for GFC's services under a written agreement with the Company. These shares were issued in reliance upon the exemption provided by

Rule 506 of Regulation D. The Company relied on Rule 506 as no public solicitation was employed, GFC acquired the shares with investment intent and GFC was provided with the material information require by Rule 506. These shares are in addition to other shares issued to GFC under Rule 504, included paragraph
(c), above. Those shares were also issued pursuant to the contract between GFC and the Company.

     (h) Between June 21, 1998 and September 1, 1998, the Company issued 157,750 shares of its restricted Common Stock to five employees without cash consideration in connection with their employment. These employees were Mr. Graybill, Mr. Herbert Michael, Mr. Scott, Mr. Morgan, and John Mautner. These shares were issued in reliance upon Rule 701 under the Securities Act and
Section 4(2) of the Securities Act.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation contains a provision permitted by the DGCL which eliminates the personal liability of the Company's directors for monetary damages for breach of their fiduciary duty of care which arises under state law. Although this does not change the directors' duty of care, it limits legal remedies which are available for breach of that duty to equitable remedies, such as an injunction or rescission. The provision of the Company's Certificate of Incorporation has no effect on directors' liability for: (1) breach of the directors' duty of loyalty; (2) acts or omissions not in good faith or involving intentional misconduct or known violations of law; and (3) approval of any transactions from which the directors derive an improper personal benefit.

The DGCL empowers the Company to indemnify officers, directors, employees and others from liability in certain circumstances such as where the person successfully defended himself on the merits or acted in good faith in a manner reasonably believed to be in the best interests of the corporation. The Company's Bylaws require indemnification, to the fullest extent permitted by the DGCL, of any person who is or was involved in any manner in any investigation, claim or other proceeding by reason of the fact that such person is or was a director or officer of the Company, or of another corporation serving at the request of the Company, against all expenses and liability actually and reasonably incurred by such person in connection with the investigation, claim or other proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    PART F/S
                                    --------


The financial statements required by Part F/S follow the Signature page of this Registration Statement. The Table of Contents for the financial statements is on page F-1.

                                    PART III

ITEM 1 - INDEX TO EXHIBITS

Exhibit No.         Description
-----------         -----------

3(i)                Certificate of Incorporation, as Amended

3(ii)               Bylaws

4(i)                Form of 12% Senior Secured Notes

4(ii)               Form of 11% Secured Promissory Notes

10.1                License Agreement dated 8/11/97 with Toppers Brick Oven
                    Pizza Inc.

10.2                Amendment to License Agreement with Toppers Brick Oven
                    Pizza dated 4/15/99

10.3                Form of Franchise Agreement

10.4                Employment Agreement between the Company and Richard Michael

10.5                Employment Agreement between the Company and Larry Graybill

10.6                Employment Agreement between the Company and Ronald L.
                    McDonald
10.7                Area Representative Agreement with USA Foods, Inc.

10.8 Promissory Notes and Stock Pledge Agreement relating to $50,000 loans from the Company to Michael Morgan and Arthur Scott.

27                  Financial Data Schedule


                                   SIGNATURES


     In accordance with Section 12(g) of the Securities Exchange Act of 1934, the registrant caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 26th day of July, 1999.

                                   AMERICAN KIOSK CORPORATION


                                   By: /s/ Richard J. Michael
                                       -----------------------------
                                       Richard J. Michael, President

                                   By: /s/ Larry E. Graybill
                                       -----------------------------
                                       Larry E. Graybill
                                       Vice President, Chief
                                       Financial Officer
                                       and Principal Accounting
                                       Officer

                           AMERICAN KIOSK CORPORATION
                          (A Development Stage Company)
                                TABLE OF CONTENTS
                                December 31, 1998



INDEPENDENT AUDITOR'S REPORT                                   F-2

FINANCIAL STATEMENTS at December 31, 1998, for the Fiscal Year Ending December 31, 1998 and for the period from April 26, 1997 (Inception) to December 31, 1997 and 1998:


    Balance Sheet                                              F-3

    Statements of Operations                                   F-4

    Statements of Change in Stockholders' Deficit              F-5

    Statements of Cash Flows                             F-6 - F-7

    Notes to Financial Statements                       F-8 - F-18

FINANCIAL STATEMENTS at March 31, 1999 and for the three months ended March 31, 1999 and 1998 and the period from April 26, 1997 (Inception) to March 31, 1999:

    Condensed Balance Sheet                                   F-19

    Condensed Statements of Operations                        F-20

    Condensed Statements of Changes in Shareholders Equity    F-21

    Condensed Statements of Cash Flow                         F-22

    Notes to Interim Financial Statements                     F-23

                          INDEPENDENT AUDITOR'S REPORT




To the Board of Directors
American Kiosk Corporation
Palm Beach Gardens, Florida


We have audited the accompanying balance sheet of American Kiosk Corporation (A Development Stage Company), as of December 31, 1998 and the related statements of operations, changes in stockholders' deficit and cash flows for the year ended December 31, 1998 and the periods from April 26, 1997 (inception) to December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Kiosk Corporation, as of December 31, 1998 and the results of its operations and its cash flows for the year ended December 31, 1998 and the period April 26, 1997 (inception) to December 31, 1997 and 1998, in conformity with generally accepted accounting principles.


                                          GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
February 18, 1999, except for Note 17,
and the last paragraph of Note 15,
as to which the date is April 15, 1999

                           AMERICAN KIOSK CORPORATION
                          (A Development Stage Company)
                                  BALANCE SHEET
                                December 31, 1998

                                   ASSETS

CURRENT ASSETS
    Cash                                                        $   335,136
    Restricted Cash                                                  15,000
    Accounts Receivable, Net                                          7,674
    Other Receivables                                                 3,149
    Inventory                                                        80,925
    Deposits on Inventory                                            27,441
    Deferred Loan Costs, Net                                         37,431
                                                                -----------
                   Total Current Assets                             506,756
                                                                -----------
PROPERTY AND EQUIPMENT, Net                                          38,559
                                                                -----------
OTHER ASSETS
    Toppers License Agreement, Net                                   96,000
    Franchise Development Costs                                      19,846
    Deferred Loan Costs                                              37,250
    Other Deposits                                                   28,799
                                                                -----------
                                                                    181,895
                                                                -----------
                                                                $   727,210
                                                                ===========

                    LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
    Convertible Notes Payable, Net of Discount                  $   293,125
    Accounts Payable and Accrued Expenses                           119,293
    Deferred Franchise Fee Revenue                                   39,950
                                                                -----------
                   Total Current Liabilities                        452,368
                                                                -----------
NOTES PAYABLE, Net of Discount                                      365,050
                                                                -----------
COMMITMENTS

STOCKHOLDERS' DEFICIT
    Preferred Stock, Par Value $.0001 Per Share;
      Authorized 10,000,000 Shares; Issued 0 Shares
    Common Stock, Par Value $.0001 Per Share;
      Authorized 50,000,000 Shares; Issued 4,149,900 Shares             415
    Additional Paid-in Capital                                    1,108,484
    Unearned Compensation                                           (48,600)
    Deficit Accumulated During the Development Stage             (1,150,507)
                                                                -----------
                                                                    (90,208)
                                                                -----------
                                                                $   727,210
                                                                ===========

                            The Accompanying Notes are an
                     Integral Part of These Financial Statements

                              AMERICAN KIOSK CORPORATION
                            (A Development Stage Company)
                               STATEMENTS OF OPERATIONS

                                                          Period From April 26, 1997
                                          Year Ending     (Inception) to December 31,
                                          December 31,   ---------------------------
                                             1998            1997          1998
                                          -----------    -----------    -----------
REVENUE
    Franchise Fees                        $    25,000    $              $    25,000
    Merchandise Sales                          40,491                        40,491
                                          -----------    -----------    -----------
                   Total Revenue               65,491                        65,491

COST OF GOODS SOLD                             22,659                        22,659
                                          -----------    -----------    -----------

                   Gross Profit                42,832                        42,832
                                          -----------    -----------    -----------

EXPENSES
    Selling Expenses                          114,477                       114,477
    General and
      Administrative Expenses                 956,089        102,639      1,058,728
                                          -----------    -----------    -----------

                                            1,070,566        102,639      1,173,205
                                          -----------    -----------    -----------

                   (Loss) from
                     Operations            (1,027,734)      (102,639)    (1,130,373)
                                          -----------    -----------    -----------

OTHER EXPENSES
    Interest Expense                          (10,625)                      (10,625)
    Depreciation                               (5,509)                       (5,509)
    Amortization of
      Toppers License Agreement                (4,000)                       (4,000)
                                          -----------    -----------    -----------

                   Total Other Expenses       (20,134)                      (20,134)

                   Net (Loss)             $(1,047,868)   $  (102,639)   $(1,150,507)
                                          ===========    ===========    ===========

Basic and Diluted Net (Loss)
  Per Share                               $      (.29)   $      (.04)   $      (.34)
                                          ===========    ===========    ===========

Weighted Average
  Shares Outstanding                        3,633,949      2,901,696      3,336,283
                                          ===========    ===========    ===========



                            The Accompanying Notes are an
                     Integral Part of These Financial Statements

                          AMERICAN KIOSK CORPORATION
                         (A Development Stage Company)
                STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT



                                                                                                      Deficit
                                                                                                     Accumulated
                                                   Common Stock           Additional                 During the
                                              -----------------------      Paid-In     Unearned      Development
                                                Share        Amount        Capital   Compensation      Stage
                                              ---------    ----------    ----------  ------------   -----------
Initial Capitalization on
  April 26, 1997                              2,800,000    $      280    $   40,120   $             $

Issuance for:
  Cash, Net of Offering Costs
  of $12,044 in December 1997                   212,000            21       199,935

  Compensation to Employees                                                  41,667

  Franchise Development Costs                   100,000            10         4,990

Net (Loss)                                                                                             (102,639)
                                              ---------    ----------    ----------   ----------    -----------

Balance, December 31, 1997                    3,112,000           311       286,712                    (102,639)

Issuance for:
  Cash, Net of Offering Costs
  of $2,499 from February to
  September 1998                                531,650            53       529,098

  Compensation to Employees                     217,750            22       108,853      (25,000)

  Services                                      255,600            26       127,774

Issuance in conjunction with:
  Convertible Notes Payable                      18,000             2         8,998

  Notes Payable                                  14,900             1         7,449

Valuation of Stock Options
  Issued for Services                                                        39,600      (23,600)

Net (Loss)                                                                                           (1,047,868)
                                              ---------    ----------    ----------   ----------    -----------
Balance, December 31, 1998                    4,149,900    $      415    $1,108,484   $  (48,600)   $(1,150,507)
                                             ==========    ==========    ==========   ==========    ===========

                            The Accompanying Notes are an
                     Integral Part of These Financial Statements

                              AMERICAN KIOSK CORPORATION
                             (A Development Stage Company)
                               STATEMENTS OF CASH FLOWS

                                                                      Period From April 26, 1997
                                                 Year Ending         (Inception) to December 31,
                                                 December 31,        ---------------------------
                                                     1998           1997                  1998
                                                 -----------    -----------            -----------
CASH FLOWS FROM OPERATING
    ACTIVITIES
      Net (Loss)                                 $(1,047,868)   $  (102,639)           $(1,150,507)
      Adjustments to Reconcile Net (Loss)
        to Net Cash Used in Operating
        Activities:
          Depreciation                                 5,509                                 5,509
          Amortization                                15,694                                15,694
          Issuance of Shares for Compensation,
            Services and Franchise
            Development Costs                        198,675         41,667                240,342
          Valuation of Stock Options
              for Services                            16,000                                16,000
          Reduction of Officer Loan Receivable        40,000                                40,000
          Change in Assets and Liabilities
              (Increase) in:
                Restricted Cash                      (15,000)                              (15,000)
                Accounts Receivable                   (7,674)                               (7,674)
                Other Receivables                     (2,049)                               (2,049)
                Inventory                            (80,925)                              (80,925)
                Deposits on Inventory                (27,441)                              (27,441)
              Increase in:
                Accounts Payable and
                  Accrued Expenses                   102,934         16,359                119,293
                Deferred Franchise Fee Revenue        39,950                                39,950
                                                 -----------    -----------            -----------
                   Net Cash Used in
                     Operating Activities           (762,195)       (44,613)              (806,808)
                                                 -----------    -----------            -----------
CASH FLOWS FROM INVESTING
    ACTIVITIES
      Increase in Franchise
        Development Costs                                           (14,856)               (14,856)
      Increase in Toppers Agreement                  (75,000)       (25,000)              (100,000)
      Increase in Deferred Loan Costs                (71,250)                              (71,250)
      Decrease in Deposit on Prototype Kiosk          27,472        (27,472)
      Increase in Deposits - Other                      (803)       (27,996)               (28,799)
      Increase in Officer Loan Receivable            (15,600)       (25,500)               (41,100)
      Acquisition of Property and Equipment          (38,351)        (5,717)               (44,068)

                   Net Cash Used in Investing
                     Activities                     (173,532)      (126,541)              (300,073)
                                                 -----------    -----------            -----------


                            The Accompanying Notes are an
                     Integral Part of These Financial Statements

                              AMERICAN KIOSK CORPORATION
                             (A Development Stage Company)
                               STATEMENTS OF CASH FLOWS

                                                                  Period From April 26, 1997
                                                     Year Ending  (Inception) to December 31,
                                                     December 31, ---------------------------
                                                        1998          1997           1998
                                                     ----------   ------------    -----------
CASH FLOWS FROM FINANCING
    ACTIVITIES
      Proceeds from the Issuance of
        Common Stock                                 $  545,601   $  240,366     $  785,967
      Proceeds from the Issuance of
        Notes Payable                                   656,050                     656,050
                                                     ----------   ----------     ----------

                   Net Cash Provided by
                     Financing Activities             1,201,651      240,366      1,442,017
                                                     ----------   ----------     ----------

Increase in Cash                                        265,924       69,212        335,136

Cash:
      Beginning                                          69,212
                                                     ----------   ----------     ----------
      Ending                                         $  335,136   $   69,212     $  335,136
                                                     ==========   ==========     ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

      Cash Payments for Interest                     $    8,500                  $    8,500
                                                     ==========   ==========     ==========

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

      Issuance of Common Shares for:
        Compensation, Services and
          Franchise Developmen Costs                 $   38,000   $    4,990   $   42,990
                                                     ==========   ==========   ==========

      Toppers License Agreement                                   $   75,000
                                                                  ==========

      Valuation of Stock Options
        Issued for Services                          $   39,600                $   39,600
                                                     ==========                ==========



                            The Accompanying Notes are an
                     Integral Part of These Financial Statements

                           AMERICAN KIOSK CORPORATION
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 1:  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
------------

American Kiosk Corp. (The "Company") was incorporated in Delaware on May 2, 1997. The Company was established to engage in the development and implementation of a national brand franchise system of kiosk and kiosk-style retail outlets to deliver popular food products to consumers. Currently, the Company is focusing on brick oven pizzas. As of December 31, 1998, the Company was in the development stage, planned operations have not commenced and its activities were limited to developing the franchise system and kiosk units and market testing.

The Company's current cash and available credit is not sufficient to support its proposed activities for the next year. Accordingly, management will need to seek equity financing or other financing. These financial statements have been prepared on the basis that adequate financing will be obtained (Note 15).

Reclassification of Prior Period
--------------------------------

Certain amounts in the prior period's financial statements have been reclassified to conform to the current year presentation.

Net (Loss) Per Share
--------------------

Basic net (loss) per share is computed by dividing net (loss) by the weighted average number of shares outstanding. Fully diluted earning per share for all periods presented are the same as basic earnings per share because in a period of net loss all exercisable or convertible securities are anti-dilutive (Notes 9 and 12).

Stock Based Compensation
------------------------

As permitted under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock Based Compensation, the Company has elected not to adopt the fair value based method of accounting for its stock based compensation plan but to account for such compensation using the intrinsic value method under the provisions of Accounting Principles Board (APB) Opinion No. 25 (Note 12).

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                           AMERICAN KIOSK CORPORATION
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

Franchise Development Costs
---------------------------

The Company follows the policy of capitalizing certain costs related to the development of its franchise program. These costs are to be amortized on a straight-line basis over three years beginning with the opening of the first franchised Kiosk or Kiosk-style restaurant.

Toppers License Agreement
-------------------------

The cost of the license agreement is being amortized over the 25 year term of the agreement.

Deferred Loan Costs
-------------------

Costs directly attributable to the obtaining of loans are deferred, and are amortized on a straight-line basis over the term of the associated loans.

Revenue Recognition
-------------------

Revenue from sales of individual and area franchises is recognized when substantially all significant initial services to be provided to the franchisee have been performed.

Revenue related to the sale of equipment other than that provided with a franchise, food products and supplies, is recognized when the items are shipped.

Inventory
---------

Inventory is stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment
----------------------

Property and equipment is recorded at cost and is being depreciated over the estimated useful lives of the related assets using the straight-line method.

Fair Value of Financial Instruments
-----------------------------------

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 1998, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet.

                           AMERICAN KIOSK CORPORATION
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

New Accounting Standards
------------------------

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The new statement requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting rules for hedging instruments. The statement is effective for years beginning after June 15, 1999. The Company is assessing the impact this statement will have on the financial statements.

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 provides guidance on accounting for the various types of costs incurred for computer software developed or obtained for internal use. Also, in June 1998, the AICPA issued SOP 98-5, Reporting on the Costs of Start-Up Activities. SOP 98-5 requires costs of start-up activities and organizational costs, as defined, to be expensed as incurred. The Company will adopt these SOP's on January 1, 1999, and they will not materially impact the Company's financial statements.


NOTE 2: CONCENTRATION OF CREDIT RISK

The Company at times has cash in banks in excess of FDIC insurance limits and places its temporary cash investments with high credit quality financial institutions. The Company performs ongoing credit evaluations of its customers' financial condition and does not require collateral from them. Reserves for credit losses are maintained at levels considered adequate by management.


NOTE 3: TRANSACTIONS WITH RELATED PARTIES

Officer's net advances at December 31, 1998 amounted to $1,100. These advances are unsecured and provide no set repayment terms and are included in other receivables.

                           AMERICAN KIOSK CORPORATION
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 4: RESTRICTED CASH

Restricted cash consists of a certificate of deposit pledged as collateral for the Company's credit card limit.


NOTE 5: ACCOUNTS RECEIVABLE

Accounts receivable is presented net of an allowance for doubtful accounts of $2,995. Bad debt expense aggregated $2,995, $0 and $2,995 for the year ended December 31, 1998 and the periods from April 26, 1997 to December 31, 1997 and 1998, respectively.


NOTE 6: INVENTORY

Inventory consists of the following:

            Food                                    $ 1,515
            Supplies                                    951
            Equipment and Displays                   48,459
            Kiosks                                   30,000
                                                    -------
                                                    $80,925
                                                    =======

NOTE 7: DEFERRED LOAN COSTS

Deferred costs attributable to obtaining loans aggregated $84,250, $0, and $84,250 for the year ended December 31, 1998, and the periods from April 26, 1997 to December 31, 1997 and 1998, respectively. The costs are being amortized over periods of twelve or thirty months. Amortization aggregated $9,569, $0, and $9,569 for the year ended December 31, 1998, and the periods from April 26, 1997 to December 31, 1997 and 1998, respectively.


NOTE 8: PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 1998:

                                                                  Lives
                                                                 (Years)
                                                                 -------

            Furniture and Equipment                 $29,568         5
            Mobil Unit                               14,500         5
                                                    -------
                                                     44,068
            Less: Accumulated Depreciation           (5,509)
                                                    -------
                                                    $38,559
                                                    =======

                          AMERICAN KIOSK CORPORATION
                        (A Development Stage Company)
                      NOTES TO THE FINANCIAL STATEMENTS


NOTE 9: NOTES PAYABLE

12% Convertible Secured Notes
-----------------------------

The Company, in September and November 1998, issued twelve units ("Bridge Loan Units") consisting of convertible secured notes (`Bridge Loan Notes") aggregating $300,000 and common stock aggregating 18,000 shares. Each Bridge Loan Unit consists of a $25,000 promissory note and 1,500 shares of common stock. The Bridge Loan Notes are collateralized by the equipment and accounts receivable of the Company, and bear interest at 12%. Each Bridge loan may be converted at any time into shares of the Company's common stock at a per share conversion price equal to 115% of the closing bid price of the Company's common stock on the date of the conversion. The Bridge Loan Notes mature one year from the date of issuance. The shares of common stock have "piggyback" registration rights with any public offering of the Company's common stock, otherwise the shares are restricted as to sale for a period of two years. The Bridge Loan Notes have been recorded at a discount of $9,000, reflecting a per share value of $0.50, discounted for restrictions. The discount increases the effective interest rate to 15%. At December 31, 1998, no Bridge Loan Notes had been converted into common stock.

11% Secured Notes
-----------------

The Company began offering November 17, 1998, in a private placement, units ("Placement Units") consisting of secured notes ("Placement Notes") and common stock. The minimum offering is ten units, aggregating $500,000 in Placement Notes and 20,000 shares of common stock, and the maximum offering is forty units aggregating $2,000,000 in Placement Notes and 80,000 shares of common stock. Each Placement Unit consists of a $50,000 promissory note and 2,000 shares of common stock. Fractional units may be offered. The offering terminates upon the earlier of the placement of all units or April 30, 1999. The Placement Notes are secured by all of the assets of the Company, and bear interest at 11% per annum. The Placement Notes mature thirty months from the date of issuance. The shares of common stock have "piggyback" registration rights with any public offering of the Company's common stock, otherwise the shares are restricted as to sale for a period of two years. These Bridge Loan Notes have been recorded at a discount of $7,450, reflecting a per share value of $0.50, discounted for restrictions. The discount increases the effective interest rate to 11.8%. The Placement Units have been offered on an "all or nothing" basis. The Company is required to place at least the minimum offering on or before April 30, 1999, or return all amounts subscribed. At December 31, 1998, the Company has placed 7.45 units consisting of an aggregate $372,500 of Placement Notes and 14,900 shares of common stock. In January 1999, the Company exceeded the minimum offering and cleared escrow (Note 15).

                          AMERICAN KIOSK CORPORATION
                        (A Development Stage Company)
                      NOTES TO THE FINANCIAL STATEMENTS


NOTE 10: COMMITMENTS

Operating Leases
----------------

The Company has entered into leases for office space and warehouse facilities. The lease for office space provides for a monthly base rent of $4,563 plus the Company's proportionate share of certain common expenses. The lease requires annual increases in the base rent of $106 per month, and expires on November 30, 2002. The lease for warehouse facilities provides for a monthly base rent of $557 plus assessments for common area maintenance. The base rent is subject to annual increases of the greater of the annual increase in the Consumer Price Index or 5%. The warehouse facilities lease expires on October 31, 2001, and may be extended for an additional three year term.

Minimum future obligations over the primary terms of the Company's long-term leases at December 31, 1998 are as follows:

            Year Ended December 31,                    Amount
            -----------------------                    ------

                    1999                              $ 61,497
                    2000                                63,106
                    2001                                63,445
                    2002                                58,581
                                                      --------
                                                      $246,629
                                                      ========

In addition, the Company periodically leases temporary housing and other facilities on a short-term basis.

Rent expense aggregated $70,017, $10,153 and $80,170 for the year ended December 31, 1998 and the periods from April 26, 1997 to December 31, 1997 and 1998, respectively.

Agreement with Toppers
----------------------

Toppers Brick Oven Pizza, Inc. ("Toppers") has given the Company exclusive rights to market Toppers products to a network of corporate owned and franchised kiosks and/or kiosk-style retail outlets in the United States. Under the terms of the agreement, Toppers will be the Company's sole supplier of pizza, ovens and related products. The agreement expires in 2022, unless terminated prior to expiration. As part of the agreement, the Company has targeted annual sales quantities and kiosk outlet requirements, which if not met could result in the termination of the agreement. The Company paid Toppers an aggregate $100,000 for the agreement.

                          AMERICAN KIOSK CORPORATION
                        (A Development Stage Company)
                      NOTES TO THE FINANCIAL STATEMENTS


NOTE 10: COMMITMENTS (CONTINUED)

In addition, the Company was required to pay Toppers $200,000 on May 1, 1998, as prepayment on future purchases. The Company did not achieve the targeted annual sales quantities or Kiosk Outlet requirements, nor did the Company make the required payment. The Company and Toppers are in negotiations to amend this agreement (Note 17).

Manufacturing Agreements
------------------------

The Company has entered into agreements with certain companies for the construction and manufacture of kiosks, carts and other merchandising materials at fixed prices. Under the terms of the agreements, the Company is required to make deposits when placing purchase orders. At December 31, 1998, deposits on kiosks, carts and other merchandise aggregated $27,441.

Employment Agreements
---------------------

The Company has entered into employment agreements with four key management personnel. The agreements provide for base minimum annual salaries ranging from $27,500 to $120,000 each. The agreements have terms of one year, and are renewable at will. The contracts provide for annual cash bonuses and other fringe benefits. The contracts also include severance agreements and noncompete convenants. As compensation for services rendered prior to the execution of the employment agreements, the contracts provide for the management personnel to receive an aggregate 92,750 shares of the Company's common stock. Simultaneously with the execution of the employment agreements, the management personnel entered into option agreements with the Company (Note 12).


NOTE 11: CAPITAL STOCK

Preferred Stock
---------------

The Company has 10,000,000 shares of preferred stock (par value $.0001) authorized. The Board has authority to issue the shares in one or more series and to fix the designation preferences, powers and other rights as it deems appropriate. No shares of preferred stock have been issued.

Common Stock
------------

The Company has 50,000,000 shares of common stock (par value $.0001) authorized. Common stock has one vote per share for the election of directors and all other matters submitted to a vote

                          AMERICAN KIOSK CORPORATION
                        (A Development Stage Company)
                      NOTES TO THE FINANCIAL STATEMENTS


NOTE 11: CAPITAL STOCK (CONTINUED)

of stockholders. Shares of common stock do not have cumulative voting, preemptive redemption or conversion rights. During the year ended December 31, 1998 and the period from April 26, 1997 through December 31, 1998, the Company directly issued 531,650 and 3,643,650 shares for cash of $531,650 and $784,060, respectively.

During the year ended December 31, 1998, the Company issued 32,900 shares to the subscribers of certain secured notes (Note 9). The Company valued the shares at $.50 per share in accordance with the terms of the subscription agreements. The Company recorded the $16,450 aggregate valuation as an original issue discount and accounted for the excess of the valuation over the par value of the shares as additional paid-in capital. Additionally, the Company issued to the placement agent 26,000 shares valued at $.50 per share as partial compensation for facilitating a placement.

Since the Company's inception in April, 1997, common stock has been issued at $.0001 to $.05 per share through October 31, 1997, and $1.00 per share subsequently. In October, 1997, 100,000 shares were issued at $.0001 per share for services rendered. The Company recognized the difference, $4,990, between the market value at the time of issuance ($.05) and the actual stock price paid ($.0001) as franchise development costs.

During the year ended December 31, 1998, the Company issued 447,350 shares as compensation for services rendered by various employees, consultants and professionals. The Company in recording the compensation valued the shares at $.50 per share, reflecting a discount of $.50 per share for restrictions on the sale and transfer of the shares. The excess of the valuation over the par value has been recorded as an increase in additional paid in capital.

Other services provided to the Company affecting stockholders' equity during the period April 26, 1997 through December 1, 1998, include the following: attorneys' fees in the amount of $14,543 directly related to the offering of common stock are accounted for as a reduction of the proceeds from the sale (a reduction of additional paid-in capital) and compensation expense recognized for services provided by an officer of the Company and foregone, in the amount of $41,667 and accounted for as an increase in additional paid in capital.

The Company, at December 31, 1998, has reserved 845,000 shares of common stock for issuance relating to unexpired options.


NOTE 12: STOCK OPTIONS

During the year ended December 31, 1998, the Company entered into option agreements with key management personnel, consultants and franchisees. The options granted aggregate 845,000 shares of common stock. The options on 365,000 shares vest and are exercisable at various dates

                          AMERICAN KIOSK CORPORATION
                        (A Development Stage Company)
                      NOTES TO THE FINANCIAL STATEMENTS


NOTE 12:  STOCK OPTIONS (CONTINUED)

from September 1, 1998 to November 9, 2000. Options on 200,000 shares vest on the later of various dates from January 1, 1999 to March 20, 1999, or the achievement of certain sales goals. The options are exercisable from three to four years from the date of grant, and are contingent upon each individual's continuing association with the Company at the date of exercise.

Options on 180,000 shares, granted to a consulting company, vest on various dates from February 24, 1999 to November 24, 1999 as services are rendered. Options may be exercised at various prices ranging from $1.00 to $4.00 per share.

Options on 50,000 shares were granted to a marketing and communications company. The options are exercisable at $1.50 per share, are fully vested and expire May 31, 2000.

Options on 50,000 shares were granted to an area representative as part of their agreement. The options are exercisable at $1.59 per share. The options expire on December 31, 2002. The options vest as follows:

          1. 25,000 shares upon payment of $79,900 ($39,950 paid at December 31, 1999).

          2. 25,000 shares when the Company has received from the area representative deposits for ten franchises.

No options have been exercised.

The Company applied APB 25 and related interpretations in accounting for the options issued to employees. Accordingly, no compensation cost has been recognized in the results of operations. Had the Company recorded a charge for the fair value of options granted consistent with SFAS No. 123, the net loss for the year ended December 31, 1998 and the period from April 26, 1997 to December 31, 1998, would have been increased by approximately $128,000. The impact of this charge on the basic net loss per weighted common share would have been $.04 for the year ended December 31, 1998 and the period from April 26, 1997 to December 31, 1998.

The fair value of each option grant is estimated on the date of the grant using the Black - Scholes option pricing model, with the following weighted average assumptions:

                  Risk-Free Interest Rate              5.7%
                  Expected Option Lives                1 to 4 Years
                  Expected Volatility                  29%
                  Expected Dividend Yields              0%

                          AMERICAN KIOSK CORPORATION
                        (A Development Stage Company)
                      NOTES TO THE FINANCIAL STATEMENTS


NOTE 12:  STOCK OPTIONS (CONTINUED)

The following summarizes information about stock options outstanding at December 31, 1998:

                        Options Outstanding
                  -------------------------------
                     Number      Weighted Average
Exercise Price    Outstanding     Remaining Life     Options Exercisable
--------------    -----------     --------------     -------------------
   $1.00            285,000            2.7                  47,500
    1.10            150,000            2.7                 150,000
    1.25             60,000             .9
    1.50            150,000            2.3                 150,000
    1.59             50,000            4.0
    2.00             70,000            2.2                  10,000
    3.00             40,000             .9
    4.00             40,000             .9
                    -------           ----                 -------
                    845,000            2.4                 357,500
                    =======           ====                 =======

The weighted average exercise prices of outstanding and exercisable options are $1.48 and $1.28, respectively.


NOTE 13: RESEARCH AND DEVELOPMENT COSTS

Research and development costs related to both future and present projects are charged to operations as incurred. The Company recognized $113,135, $0 and $113,135 of research and development costs for the year ended December 31, 1998, and the periods from April 26, 1997 to December 31, 1997 and 1998, respectively.


NOTE 14: INCOME TAXES

The deficit accumulated during the development stage (inception through December 31, 1998) of approximately $1,151,000 will be capitalized for income tax purposes as accumulated start-up costs, and is to be amortized over a sixty month period beginning upon commencement of operations. The Company has recorded a valuation allowance of approximately $386,000 with respect to any future tax benefits arising from the amortization of the development costs due to the uncertainty of their ultimate realization. The net increase in the valuation allowance was $360,000 for 1998.

                          AMERICAN KIOSK CORPORATION
                        (A Development Stage Company)
                      NOTES TO THE FINANCIAL STATEMENTS


NOTE 15:  GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $1,150,507 during the period from April 26, 1997 (inception) to December 31, 1998, and as of that date, the Company's total liabilities exceeded its total assets by $90,208. Those factors create an uncertainty about the Company's ability to continue as a going concern. Management of the Company is developing a plan to obtain financing through issuance of debt and additional stock. The ability of the Company to continue as a going concern is dependent on their ability to continue to obtain financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Subsequent to December 31, 1998, the Company placed an additional 18.1 Placement Units (Note 9), comprised of $905,000 of Placement Notes and 36,200 shares of common stock. The subsequent placement resulted in a total of 25.55 Placement Units sold since inception to April 5, 1999, aggregating $1,277,500 of Placement Notes and 51,100 shares of common stock.


NOTE 16:  SUBSEQUENT EVENT

Operating Lease
---------------

In January 1999, the Company entered into a non-cancelable lease for land on which to place a free standing drive-thru unit. The lease requires minimum monthly payments of $2,083 plus common area maintenance. The lease expires on January 31, 2004 and allows for an additional five-year term. Minimum future obligations over the primary terms of the lease are as follows:

            Year Ended December 31,         Amount
            -----------------------       ---------
                    1999                  $  24,375
                    2000                     25,000
                    2001                     25,000
                    2002                     25,000
                    2003                     25,000
                    Thereafter                2,083
                                           --------
                                           $126,458
                                           ========

NOTE 17: TOPPERS AGREEMENT

On April 15, 1999, the Company revised and amended its agreement with Toppers (Note 10). In the revised agreement, Toppers waived the quota and pre-purchase requirements under the original agreement. The Company and Toppers, under the revised agreement, agreed to licensing fees of $220,000 in 1999; $250,000 in 2000; $300,000 in each year 2001-2003; and $350,000 in 2004 and each year thereafter for the remaining term of the agreement.

                           AMERICAN KIOSK CORPORATION
                          Condensed Balance Sheet as of
                                 March 31, 1999
                                   (Unaudited)

--------------------------------------------------------------------------------

                                     ASSETS

CURRENT ASSETS:
   CASH AND EQUIVALENTS                                             $   431,667
   ACCOUNTS RECEIVABLE                                              $    17,839
   INVENTORIES                                                      $    57,863
   DEPOSITS & OTHER CURRENT ASSETS                                  $   156,005
   DEFERRED LOAN COSTS                                              $    37,431
                                                                    -----------
        TOTAL CURRENT ASSETS                                        $   700,805

PROPERTY & EQUIPMENT                                                $   133,161
LOANS TO AREA REPS                                                  $   151,606
OTHER ASSETS                                                        $   169,783
                                                                    -----------
              TOTAL ASSETS                                          $ 1,155,355

                 LIABILITIES AND EQUITY
CURRENT LIABILITIES:
   ACCOUNTS PAYABLE & ACCRUALS                                      $    84,678
   CONVERTIBLE NOTES PAYABLE                                        $   293,125
   DEFERRED FRANCHISE REVENUE                                       $    39,950
                                                                    -----------
              TOTAL CURRENT LIABILITIES                             $   417,753

NOTES PAYABLE - 30 MONTH                                            $ 1,190,450
                                                                    -----------
              TOTAL LIABILITIES                                     $ 1,608,203

SHAREHOLDERS' EQUITY:
   COMMON STOCK, $.0001 PAR                                         $       418
   ADDITIONAL PAID-IN-CAPITAL                                       $ 1,124,989
   UNEARNED COMPENSATION                                            $   (48,600)
   ACCUMULATED DEFICIT                                              $(1,529,655)
                                                                    -----------
              TOTAL SHAREHOLDERS' EQUITY                            $  (452,848)

              TOTAL LIABILITIES AND EQUITY                          $ 1,155,355
                                                                    ===========

                           AMERICAN KIOSK CORPORATION
             Condensed Statement of Changes in Shareholder's Equity
                      for the 3 months ended March 31, 1999
                                   (Unaudited)


                                                         COMMON     ADDITIONAL
                                                         STOCK       PAID-IN       ACCUMULATED       UNEARNED        SHRHLDR'S
                                            SHARES       AMOUNT      CAPITAL         DEFICIT       COMPENSATION       EQUITY
                                           ---------     ------     ----------     -----------     ------------      ---------
BALANCE DECEMBER 31, 1998                  4,149,900      $415      $1,108,484     $(1,150,507)      $(48,600)       $ (90,208)

STOCK ISSUED ALONG WITH SECURED NOTES         33,016      $  3         $16,505                                       $  16,508

NET LOSS                                                                           $  (379,148)                      $(379,148)
                                            ---------     ----      ----------     -----------       --------        ---------
BALANCE MARCH 31, 1999                      4,182,916     $418      $1,124,989     $(1,529,655)      $(48,600)       $(452,848)
                                            =========     ====      ==========     ===========       ========        =========


                           AMERICAN KIOSK CORPORATION
                        Condensed Statement of Operations
                                   (Unaudited)


                                                                                         PERIOD
                                                                                      FROM 4/26/97
                                               3 MO ENDED         3 MO ENDED           (INCEPTION)
                                                 3/31/99            3/31/98            TO 3/31/99
                                               ----------         ----------          ------------
TOTAL REVENUES                                 $    9,799          $       0          $    75,290

COSTS AND EXPENSES:                            $  (13,020)         $       0          $   (35,679)

SELLING, GENERAL & ADMIN EXPENSES              $ (357,125)         $ (80,465)         $(1,530,330)
                                               ----------          ---------          -----------
   LOSS FROM OPERATIONS                        $ (360,346)         $ (80,465)         $(1,490,719)

OTHER EXPENSES                                 $  (18,801)         $       0          $   (38,935)

   NET (LOSS)                                  $ (379,147)         $ (80,465)         $(1,529,654)
                                               ==========          =========          ===========
BASIC AND DILUTED NET (LOSS) PER SHARE         $   (0.091)         $  (0.026)         $    (0.444)
                                               ==========          =========          ===========
WEIGHTED AVERAGE SHARES OUTSTANDING             4,167,663          3,143,105            3,442,257
                                               ==========          =========          ===========

                           AMERICAN KIOSK CORPORATION
                        Condensed Statement of Cash Flow
                                   (Unaudited)


                                                                                           PERIOD
                                                                                        FROM 4/26/97
                                                        3 MO ENDED     3 MO ENDED        (INCEPTION)
                                                          3/31/99        3/31/98        TO 3/31/99
                                                        ----------     ----------       ------------
CASH USED IN OPERATING ACTIVITIES                        $(665,775)     $(119,875)      $(1,457,583)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Exenditures for property and equipment                 $ (94,602)     $  (7,416)      $  (138,670)
  Other                                                  $       0      $  (3,515)      $  (256,005)
                                                         ---------      ---------       -----------
    Net cash used by investing activities                $ (94,602)     $ (10,931)      $  (394,675)
                                                         ---------      ---------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Notes payable                                          $ 825,400                      $ 1,481,450
  Proceeds from issuance of stock                        $  16,508      $  62,299       $   802,475
                                                         ---------      ---------       -----------
    Net cash profided by financing activities            $ 841,908      $  62,299       $ 2,283,925
                                                         ---------      ---------       -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS     $  81,531      $ (68,507)      $   431,667
CASH AND CASH EQUIV, BEGINNING OF PERIOD                 $ 350,136      $  69,212
                                                         ---------      ---------       -----------
CASH AND CASH EQUIV, AT END OF PERIOD                    $ 431,667      $     705       $   431,667
                                                         =========      =========       ===========

                           AMERICAN KIOSK CORPORATION

                          Notes to Financial Statements

                                   (Unaudited)

Note 1 - Financial Statements

In the opinion of the Company's management, the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial position of the Company as of March 31, 1999 and the results of operations and the cash flows for the 3 months ended March 31, 1999 and 1998 and for the period from April 26, 1997 (inception) to March 31, 1999.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These statements should be read in conjunction with the audited financial statements for the fiscal year ended December 31, 1998, and notes thereto contained in the Company's Form 10-SB filed with the Securities and Exchange Commission on May 14, 1999. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of operating results to be expected for the full fiscal year.

Note 2 - Inventories

         Inventories at March 31, 1999 consist of:
                  Food and  supplies                      $ 8,183
                  Equipment and displays                   49,680
                                                          -------
                                                          $57,863
                                                          =======

Note 3 - Notes Payable and Stock Issuance

During the three months ended March 31, 1999, the Company issued 33,016 shares of Common Stock (valued at $.50 per share) related to the funding of additional Private Placement Units of 11% Secured Notes aggregating $825,400.